UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
MARCH 3, 2006

TDC A/S
(Exact Name of Registrant as specified in its Charter)
Nøerregade 21
DK-0900 Copenhagen C
DK-Denmark
(Address of Registrant’s Principal Executive Offices)
Commission File Number:
001-12998

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES
EX-99.1: ANNOUNCEMENT REGARDING AND AGENDA
EX-99.2: ADR PROXY CARD

TDC DELIVERS PROXY MATERIALS TO HOLDERS OF ITS AMERICAN DEPOSITARY RECEIPTS
In connection with the Extraordinary General Meeting (“EGM”) of its shareholders on February 28, 2006, at 10:00 a.m. (Central European Time) at Teglholmsgade 1, 2450 Copenhagen, Denmark, TDC has delivered proxy materials to holders of its American Depositary Receipts (“ADRs”). The record date for the EGM was February 27, 2006. The following documents have been sent to holders who beneficially owned ADRs on the record date:
1.	Announcement Regarding and Agenda for its EGM, and

2.	ADR Proxy Card.
Copies of these documents are attached hereto as Exhibits 99.1 and 99.2.
For further information please contact TDC Investor Relations at +45 3343 7680.
TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S

(Registrant)

March 3, 2006	/s/ FLEMMING JACOBSEN

(Date)	Flemming Jacobsen
Vice President Treasury